[redacted]

07027326

082-34843

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

SEC MAIL RECEIVED PROCESSING
OCT 03 2007
WASH. D.C. 186 SECTION

SUPPL

26. September 2007

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our 2nd quarter-company report 2007 and the adhoc announcements of 8.August2007, 22. Juni 2007 and 23.May 2007
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

dw 10/17

PALFINGER

Adhoc - I N F O R M A T I O N

PALFINGER im 1. Halbjahr 2007 mit noch mehr Dynamik

- Hoher Auftragseingang führt zu weiterer Umsatz- und Ergebnissteigerung
- Alle Segmente tragen positiv zum Ergebnis bei
- Rekordergebnis für Gesamtjahr 2007 erwartet

in Mio EUR	**1. HJ 2007**	**%**	**1. HJ 2006**	**1. HJ 2005**
Umsätze	340,6	+ 17,9 %	289,0	253,9
EBITDA	58,0	+ 26,6 %	45,8	42,5
Operatives Ergebnis(EBIT)	51,0	+ 30,7 %	39,0	37,2
EBIT Marge	15,0 %	–	13,5 %	14,7 %
Konzernergebnis	39,2	+37,9 %	28,5	27,5

Bergheim / Salzburg, am 8. August 2007

Das 1. Halbjahr 2007 war für PALFINGER von fortgesetztem Wachstum geprägt, sowohl umsatz- als auch ergebnisseitig war es das beste Halbjahr in der Geschichte des Unternehmens. Durch eine überproportionale Steigerung des Auftragseingangs konnte PALFINGER seine Marktposition weiter ausbauen.

Der Umsatz stieg gegenüber dem 1. Halbjahr 2006 um 17,9 Prozent auf 340,6 Mio EUR. Das EBIT lag mit 51,0 Mio EUR um 30,7 Prozent über dem entsprechenden Vergleichswert, die EBIT Marge stieg somit auf 15,0 Prozent nach 13,5 Prozent im Vorjahr. Im 1. Halbjahr 2007 konnte erstmals seit der Neustrukturierung der primären und sekundären Segmente im Jahr 2004 in allen Segmenten ein positives Ergebnis erzielt werden.

Der operative Cashflow betrug im Berichtszeitraum 33,0 Mio EUR nach 33,3 Mio EUR im Vergleichszeitraum des Vorjahres. Der Free Cashflow verringerte sich aufgrund des hohen Investitionsvolumens von 28,3 Mio EUR im 1. Halbjahr 2006 auf 1,5 Mio EUR im 1. Halbjahr 2007. Die Gearing Ratio stieg geringfügig auf 13,8 Prozent, die Eigenkapitalquote lag im Berichtszeitraum bei 56,1 Prozent nach 54,3 Prozent im Vergleichszeitraum des Vorjahres.

Vor dem Hintergrund der weiterhin positiven Auftragsentwicklung erwartet das Management für das Geschäftsjahr 2007 einen neuerlichen Umsatz- und Ergebnisrekord, wenngleich die Wachstumsraten der nächsten Monate im Vergleich zu dem bereits sehr starken 2. Halbjahr 2006 eine flachere Tendenz zeigen werden.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Konzernsprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER even more dynamical in the first half 2007

- High order intake led to further increase in revenues and earnings
- All segments recorded positive results
- Record results for the entire year 2007 expected

in EUR million	HY1 2007	%	HY1 2006	HY1 2005
Revenue	340.6	+ 17.9%	289.0	253.9
EBITDA	58.0	+ 26.6%	45.8	42.5
EBIT	51.0	+ 30.7%	39.0	37.2
EBIT margin	15.0%	–	13.5%	14.7%
Consolidated net profit for the period	39.2	+37.9%	28.5	27.5

Bergheim, Salzburg, 8 August 2007

The first half of the 2007 financial year at PALFINGER was characterised by continued growth and was the best half-year in the history of the Company both in terms of revenues and earnings. As order intake grew significantly more than expected, PALFINGER succeeded in further expanding its market position.

Revenues increased by 17.9 percent to EUR 340.6 million compared to the first half 2006. EBIT amounted to EUR 51.0 million, which is 30.7 percent above the figure for the same period of the previous year and the EBIT margin reached 15.0 percent, up from 13.5 percent in the previous year. For the first time since the restructuring of the primary and secondary segments in 2004, positive results were achieved in all segments in the first half-year 2007.

The operating cash flow amounted to EUR 33.0 million in the period under review, up from EUR 33.3 million in the same period of the previous year. Due to the high investment volume, the free cash flow decreased from EUR 28.3 million in the first half 2006 to EUR 1.5 million in the first half 2007. The gearing ratio increased slightly to 13.8 percent, the equity ratio during the period under review amounted to 56.1 percent compared to 54.3 percent in the same period of the previous year.

On the basis of the continuous positive development in terms of new orders, management again expects record revenues and earnings in the 2007 financial year although the growth rates in the next months will have a flatter tendency as compared to the already very strong second half 2006.

For further information please contact:

Hannes Roither, PALFINGER AG
Head of Public Relations & Investor Relations,
Business and Financial Media
Phone +43 662 46 84-2260
h.roither@palfinger.com

PALFINGER

Adhoc - I N F O R M A T I O N

Aktiensplit bei PALFINGER erfolgt per 29. Juni 2007

- Aktienteilung im Verhältnis 1:4, künftig 37.135.000 Stück PALFINGER Aktien
- Grundkapital auf 37.135.000 EUR erhöht

Bergheim / Salzburg, am 22. Juni 2007

Der Aktiensplit der PALFINGER Aktie im Verhältnis 1:4 wird per 29. Juni 2007 erfolgen, dadurch erhöht sich die Anzahl der Aktien von derzeit 9.283.750 auf 37.135.000 Stück. Der Kurs der PALFINGER Aktie wird gleichzeitig auf ein Viertel der letzten Notierung umgestellt.

Die Hauptversammlung hat am 28. März 2007 die Aktienteilung sowie als Voraussetzung dafür die Verdoppelung des Grundkapitals aus der Kapitalrücklage von 18.567.500 EUR auf 37.135.000 EUR beschlossen. Der anteilige Betrag am Grundkapital der PALFINGER AG beträgt nach Durchführung 1,00 EUR je Stückaktie. Die entsprechenden Satzungsänderungen wurden nun in das Firmenbuch eingetragen.

Jeder Aktionär mit einer Stückaktie hält nach dem Aktiensplit vier Stückaktien. Die Aktionäre erhalten zum Stichtag automatisch eine Gutschrift der zusätzlichen Aktien. Der Aktiensplit erfolgt für die Aktionäre kostenfrei.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER to effect stock split as of 29 June 2007

- Four-for-one stock split, increasing the number of PALFINGER shares to 37,135,000
- Issued share capital raised to EUR 37,135,000

Bergheim, Salzburg, 22 June 2007

The 4-for-1 stock split of the PALFINGER share will be implemented as of 29 June 2007, increasing the number of shares from currently 9,283,750 to 37,135,000. At the same time the price of the PALFINGER share will be adjusted to a fourth of the most recently quoted price.

The Annual General Meeting of 28 March 2007 resolved on the stock split as well as the necessary doubling of the issued share capital from capital reserves from EUR 18,567,500 to EUR 37,135,000. After implementing the stock split, the pro-rated interest in the issued capital of PALFINGER AG will amount to EUR 1.00 per no-par-value share. The resulting changes to the Articles of Association have been entered into the commercial register.

Following the split, each shareholder will hold four shares for each share previously held. As of the effective date, shareholders will automatically be credited with the amount of the additional shares received. The stock split will be carried out at no cost to shareholders.

For further information please contact:
Hannes Roither, PALFINGER AG
Head of Public Relations & Investor Relations,
Business and Financial Media
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc - R E L E A S E

PALFINGER negotiates takeover of Croatian supplier PiR metal d.o.o.

- 20% interest since 2001
- Investments planned for further expansion
- Contribution towards optimisation of PALFINGER's value-creation chain

Bergheim, Salzburg, 23 May 2007

PALFINGER is planning to take over a part of Croatia's PiR metal d.o.o. – a supplier of structural steel components. Since 2001 PALFINGER has held a 20% interest in PiR.

Due to the growing significance of the components supply industry, it is intended to take over some parts of PiR to be integrated into the PALFINGER Group. At present PiR has a staff of approximately 75, and generated sales in the amount of EUR 3.7m in 2006, mostly from business with PALFINGER.

PiR is to make a contribution towards further optimising PALFINGER's value-creation chain. We expect that the ongoing reviews will be completed in the weeks to come.

+++

For further information please contact:
Hannes Roither, PALFINGER AG
Head of Public Relations & Investor Relations,
Business and Financial Media
Phone +43 662 46 84-2260
h.roither@palfinger.com

PALFINGER

Adhoc - I N F O R M A T I O N

PALFINGER verhandelt die Übernahme des kroatischen Zulieferers PiR metal d.o.o.

- Bereits seit 2001 Beteiligung im Ausmaß von 20 Prozent
- Investitionen zum weiteren Ausbau geplant
- Beitrag zur Optimierung der Wertschöpfungskette bei PALFINGER

Bergheim / Salzburg, am 23. Mai 2007

PALFINGER plant die Übernahme eines Teils der kroatischen PiR metal d.o.o., welche Stahlbaukomponenten liefert. Seit dem Jahr 2001 ist PALFINGER an PiR mit 20 Prozent beteiligt.

Aufgrund der steigenden Bedeutung der Komponentenzulieferung sollen Teile von PiR übernommen und in die PALFINGER Gruppe integriert werden. PiR beschäftigt derzeit rund 75 Mitarbeiter mit einem Umsatz in der Höhe von 3,7 Mio EUR in 2006, der überwiegend aus Geschäften mit PALFINGER generiert wurde.

PiR soll zur weiteren Optimierung der Wertschöpfungskette bei PALFINGER beitragen, der Abschluss der derzeit laufenden Prüfungen wird in den nächsten Wochen erwartet.

+++

Rückfragehinweis: Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetext-datenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
1ucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>
ACCESSION NUMBER: 9999999997-06-017860
CONFORMED SUBMISSION TYPE: ARS
PUBLIC DOCUMENT COUNT: 1
CONFORMED PERIOD OF REPORT: 20051231
FILED AS OF DATE: 20060502
DATE AS OF CHANGE: 20060503
EFFECTIVENESS DATE: 20060502

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: PALFINGER AG
CENTRAL INDEX KEY: 0001310883
STANDARD INDUSTRIAL CLASSIFICATION: UNKNOWN SIC - 8880 [8880]

FILING VALUES:
FORM TYPE: ARS
SEC ACT: 1934 Act
SEC FILE NUMBER: 082-34843
FILM NUMBER: 06013025

BUSINESS ADDRESS:
STREET 1: FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY: A-5101 BERGHEIM/SALZBURG
STATE: C4
ZIP: 00000

MAIL ADDRESS:
STREET 1: FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY: A-5101 BERGHEIM/SALZBURG
STATE: C4
ZIP: 00000
</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

Wir haben unsere Hausaufgaben gemacht

Bericht über das 1. Halbjahr 2007



PALFINGER

Kennzahlen von PALFINGER [1)]

in TEUR	1. HJ 2007	1. HJ 2006	1. HJ 2005	1. HJ 2004	1. HJ 2003
GuV-Ergebnisse					
Umsätze	340.592	289.004	253.853	190.604	166.822
EBITDA	57.976	45.777	42.517	22.858	20.911
EBITDA Marge	17,0 %	15,8 %	16,7 %	12,0 %	12,5 %
Operatives Ergebnis (EBIT)	50.993	39.015	37.233	17.168	14.964
EBIT Marge	15,0 %	13,5 %	14,7 %	9,0 %	9,0 %
Unversteuertes Ergebnis	53.111	39.025	37.372	16.012	14.427
Konzernergebnis	39.235	28.450	27.513	11.081	9.597
Bilanz					
Bilanzsumme	469.223	393.178	343.458	297.229	278.757
Langfristiges operatives Vermögen	184.547	144.934	125.892	114.186	112.284
Net Working Capital [2)]	115.170	93.184	82.958	60.480	65.327
Capital Employed (Stichtag) [2)]	299.717	238.118	208.850	174.666	177.611
Verbindlichkeiten	205.770	179.815	165.397	155.790	145.499
Eigenkapital	263.453	213.363	178.062	141.438	131.645
Eigenkapital in % des Gesamtkapitals	56,1 %	54,3 %	51,8 %	47,6 %	47,2 %
Nettofinanzverschuldung	36.264	23.271	30.788	32.853	45.735
Gearing	13,8 %	10,9 %	17,3 %	23,2 %	34,7 %
Cashflow und Investitionen					
Cashflow aus dem operativen Bereich	33.000	33.267	16.162	12.490	18.002
Free Cashflow	1.496	28.339	10.405	7.464	13.777
Investitionen in Sachanlagen	33.969	7.382	6.321	4.988	6.206
Abschreibungen	6.983	6.762	5.284	5.690	5.947
Mitarbeiter					
Mitarbeiterstand im Periodendurchschnitt [3)]	3.720	3.388	2.911	2.464	2.268

1) Entsprechend den Anpassungen gem. IFRS 3 wurden im Geschäftsjahr 2005 die Berichtsdaten der Vorjahre angepasst.

2) Die Definition der Kennzahlenberechnung wurde dem internen Reporting entsprechend geändert, die Vergleichskennzahlen wurden angepasst.

3) Konsolidierte Konzernunternehmen ohne Equity Beteiligungen sowie ohne Lehrlinge, Leiharbeiter und ohne geringfügig Beschäftigte.

Wirtschaftliches Umfeld

Die globale Konjunkturlage zeigte sich im 1. Halbjahr 2007 relativ robust. Die Emerging Markets waren und bleiben ein wichtiger Antriebsfaktor der Weltwirtschaft. China überholte Deutschland und ist nach den USA und Japan bereits drittstärkste Wirtschaftsmacht der Welt.

In den USA zeichnete sich nach einer deutlichen Abkühlung im 1. Quartal zuletzt wieder eine Erholung ab, die Wachstumsprognosen für 2007 liegen bei 2,1 Prozent.
Die Eurozone gewann trotz einer leichten Konjunkturdelle zuletzt wieder an Fahrt. Wenngleich in der Baukonjunktur und Industrieproduktion ein Rückgang bemerkbar war, sollte der weitere Konjunkturverlauf positiv sein. In Osteuropa liegen die durchschnittlichen Wachstumsraten mit rund 6 Prozent weiterhin bedeutend über denen im übrigen Europa.
Das sehr hohe Wirtschaftswachstum in Asien wird sich 2007 etwas abflachen. In Brasilien bestätigen die positiven Konjunkturdaten den prognostizierten weiteren Aufwärtstrend.

Der Euro bewegte sich im 1. Halbjahr 2007 gegenüber dem US-Dollar auf sehr hohem Niveau, Ende Juni lag der Kurs bei 1,35 mit steigender Tendenz. Der kanadische Dollar legte gegenüber dem US-Dollar ebenso auf 1,06 zu. Der chinesische Yuan pendelte sich zuletzt wieder bei 10,29 EUR ein, der brasilianische Real legte zu und lag bei 2,61 EUR.

Die internationalen Aktienmärkte profitierten im 2. Quartal von guten globalen Konjunkturdaten sowie von regen Fusions- und Übernahmeaktivitäten und verzeichneten erneut starke Kursgewinne. Die Rohstoffmärkte sind von der starken Nachfrage geprägt. Preistreiber ist weiterhin China, das nicht nur wichtiger Produzent, sondern auch Nachfrager ist. Der Ölpreis verzeichnete insbesondere ab Anfang Mai einen Anstieg, per Ende Juni lag er bei 73,18 USD je Barrel Brent.

Entwicklung von PALFINGER

Das 1. Halbjahr 2007 war für PALFINGER von fortgesetztem Wachstum geprägt, sowohl umsatz- als auch ergebnisseitig war es das beste Halbjahr in der Geschichte des Unternehmens. Der Umsatz stieg gegenüber dem 1. Halbjahr 2006 um 17,9 Prozent auf 340,6 Mio EUR. Das EBIT lag mit 51,0 Mio EUR um 30,7 Prozent über dem entsprechenden Vergleichswert, die EBIT Marge stieg somit auf 15,0 Prozent nach 13,5 Prozent im Vorjahr. Durch eine überproportionale Steigerung des Auftragseingangs konnte PALFINGER seine Marktposition weiter ausbauen.

Das Krangeschäft in Europa sowie die hohe Auslastung in den Produktionsbereichen sind weiterhin die tragenden Säulen der Umsatz- und Ergebnissteigerung. Die anhaltende gute Marktsituation, vor allem in den Kernmärkten Europas, die gestiegene Marktdurchdringung in Osteuropa, Nord- und Südamerika sowie die Tendenz zu höheren Leistungsklassen und Ausrüstungsvarianten konnten auf Basis der erhöhten Kapazitäten zur Erzielung des Rekordumsatzes und -ergebnisses genutzt werden.

Die Material- und Komponentenversorgung stellte in diesem Umfeld weiterhin eine Herausforderung dar. Darüber hinaus war PALFINGER neben gestiegenen Materialpreisen auch mit erhöhten Vergabekosten zur Kapazitätsabdeckung konfrontiert, die unter anderem durch geringe Flexibilität bei Maschinenausfällen und verzögerte Maschineninbetriebnahmen bedingt waren. Anfang des Jahres 2007 wurden die Absatzpreise entsprechend der Materialpreissteigerung angehoben, aufgrund des hohen Auftragsbestandes und dadurch bedingter langer Lieferzeiten werden sich diese Preiserhöhungen jedoch erst im 2. Halbjahr 2007 im Ergebnis widerspiegeln. Die Kapazitäten wurden und werden weiter ausgebaut. Das größte Investitionsprogramm in der Geschichte von PALFINGER (rund 80 Mio EUR) sollte bis 2008 abgeschlossen sein. Ein daran anschließendes

Ausbauprogramm ist bereits in Planung. Die Maßnahmen tragen zur Kapazitätserhöhung sowie zur kontinuierlichen Verbesserung der Effizienz und Qualität bei.

Durch die Kapazitätsausweitungen konnte im 1. Halbjahr 2007 im Knickarmkran Bereich der Output gegenüber dem Vergleichszeitraum des Vorjahres um rund 10 Prozent erhöht werden. Die Maßnahmen des in Umsetzung befindlichen Investitionsprogramms werden sich in weiter steigenden Absatzstückzahlen widerspiegeln, wenngleich weitere Umsatzsteigerungen derzeit durch die angespannte Material- und Kapazitätssituation begrenzt sind.

Im 1. Halbjahr 2007 konnte erstmals seit der Neustrukturierung der Segmente im Jahr 2004 in allen Segmenten ein positives Ergebnis erzielt werden. Insbesondere der Knickarmkran und EPSILON sowie der SERVICES und RAILWAY Bereich konnten die Ergebnisse gegenüber dem Vorjahr deutlich steigern. Der nachhaltige Turnaround im Bereich der HYDRAULISCHEN SYSTEME bleibt weiterhin im Fokus des Management, das Ergebnis des 1. Halbjahres zeigt die positive Tendenz dieses Bereiches.



Umsatzentwicklung
1. HJ 2007
340.592
1. HJ 2006
289.004
1. HJ 2005
253.853
in TEUR
0
50.000
100.000
150.000
200.000
250.000
300.000
350.000

Die quartalsweise Betrachtung zeigt, dass das 2. Quartal 2007 an das bereits sehr starke 1. Quartal anknüpfen konnte. Sowohl der Umsatz (Q1: 162,4 Mio EUR; Q2: 178,2 Mio EUR) als auch das EBIT (Q1: 24,0 Mio EUR; Q2: 27,0 Mio EUR) wurden im Halbjahresverlauf gesteigert.



EBIT Entwicklung
1. HJ 2007
50.993
1. HJ 2006
39.015
1. HJ 2005
37.233
in TEUR
0
10.000
20.000
30.000
40.000
50.000
60.000

Vermögens-, Finanz- und Ertragslage

Die Entwicklung der Vermögens-, Finanz- und Ertragslage der PALFINGER Gruppe war auch im 2. Quartal 2007 von anhaltendem Absatzwachstum geprägt, das sich im hohen Auftragsstand niederschlägt.

Der Anstieg des Net Working Capital auf 115,2 Mio EUR (6/2006: 93,2 Mio EUR) resultiert großteils aus dem gestiegenen Vorratsbestand zur Deckung des hohen Auftragsstands. Er spiegelt die Prozessineffizienzen der gesamten Wertschöpfungskette sowie die umsatzbedingten höheren Forderungen aus Lieferungen und Leistungen wider. Die Investitionen in das Sachanlagevermögen von 34,0 Mio EUR betrafen vor allem Kapazitätserweiterungsinvestitionen sowie den Ersatz des Firmenflugzeuges. Das Capital Employed betrug zum Stichtag 299,7 Mio EUR (6/2006: 238,1 Mio EUR; 12/2006: 252,2 Mio EUR).

Der operative Cashflow betrug im Berichtszeitraum 33,0 Mio EUR nach 33,3 Mio EUR im Vergleichszeitraum des Vorjahres. Diese Entwicklung resultiert aus dem gesteigerten Net Working Capital und konnte nicht in vollem Umfang durch das gestiegene unversteuerte Ergebnis kompensiert werden. Das hohe Investitionsvolumen 2007 führte zur Verringerung des Free Cashflow von 28,3 Mio EUR im 1. Halbjahr 2006 auf 1,5 Mio EUR im 1. Halbjahr 2007. Der Cashflow aus dem Finanzierungsbereich änderte sich im Vergleich zum 1. Quartal 2007 um – 18,7 Mio EUR von 7,4 Mio EUR auf – 11,3 Mio EUR und reflektiert im Wesentlichen die Dividendenzahlungen in Höhe von 21,7 Mio EUR.

Unter anderem bedingt durch den Ausweis der Leasingfinanzierung des Firmenflugzeuges als Finanzverbindlichkeit erhöhte sich die Gearing Ratio geringfügig auf 13,8 Prozent (6/2006: 10,9 Prozent; 12/2006: 4,2 Prozent). Die Eigenkapitalquote belief sich im Berichtszeitraum auf 56,1 Prozent nach 54,3 Prozent im Vergleichszeitraum des Vorjahres.

Wesentliche Risiken und Ungewissheiten im 2. Halbjahr 2007

Für die weitere positive Geschäftsentwicklung im 2. Halbjahr 2007 sieht PALFINGER die wesentlichsten Risiken in den Themen Ressourcen für Kapazitätserweiterung, Qualität der erbrachten Leistung, Weiterführung von Turnaround Projekten, Einführung von ERP-Systemen an Produktionsstandorten und Wechselkursentwicklung.

Ressourcen für die geplante Kapazitätserweiterung
Die erfolgreiche Umsetzung des geplanten Wachstums in Umsatz und Ergebnis ist nur durch einen nachhaltigen Aufbau der Ressourcenversorgung möglich. Investitionsprojekte müssen effizient umgesetzt, Materialien zeitnahe beschafft und qualitativ hochwertiges Personal an das Unternehmen gebunden werden. PALFINGER steuert diese Themen über professionelles Projektmanagement, Lieferantenmanagementsysteme und vorausschauende Mitarbeiterprogramme.

Qualität der erbrachten Leistung
Ein entscheidender Erfolgsfaktor von PALFINGER ist die hohe Qualität der Produkte und Prozesse. Es ist essenziell, dass die Qualität dem Wachstum der Unternehmensgruppe standhält. Dazu ist es notwendig, motivierte Mitarbeiter im Arbeiter- und Angestelltenbereich an das Unternehmen zu binden und die passenden Strukturen dafür zu schaffen sowie bei hoher Auslastung die Qualität zu gewährleisten.

Weiterführung von Turnaround Projekten
Entscheidend für die weitere positive Entwicklung des Konzerns ist eine erfolgreiche Weiterführung der Turnaround Projekte. Bereits erzielte Erfolge bestätigen den eingeschlagenen Weg. Konsequente Umsetzung und Kontrollmechanismen an den Meilensteinen sind entscheidend.
Ein weiteres Risiko besteht darin, dass strategische Entscheidungen durch sich kurzfristig ändernde Marktbedingungen verzögert werden. PALFINGER hat darum einen klaren Fokus auf ein zeitnahes Konzerncontrolling gesetzt.

ERP-Einführung
Im 2. Halbjahr 2007 wird in Bulgarien ein neues ERP-System in Betrieb genommen. Die intensive Vorbereitung und die bereits bestehende Erfahrung mit diesem System sollten den Go-live zu einem Erfolg machen.

Währungsschwankungen
Durch die internationale Ausrichtung ist PALFINGER einem Währungsrisiko ausgesetzt, das vor allem an der weiteren Entwicklung des US-Dollar hängt. PALFINGER hat in Erwartung einer Seitwärtsbewegung nur einen Teil des zukünftig erwarteten Exposures abgesichert.

Ein sich ständig weiterentwickelndes, unternehmensweit einheitlich organisiertes Risikomanagementsystem stellt sicher, dass Risikobegegnungsmaßnahmen erarbeitet und umgesetzt werden. Derzeit sind keine Einzelrisiken erkennbar, die den Fortbestand des Unternehmens gefährden könnten.

Weitere Ereignisse

Die bei der Hauptversammlung am 28. März 2007 beschlossene Dividende von 2,20 EUR (Vorjahr: 1,80 EUR) je Aktie vor Aktiensplit wurde am 4. April 2007 ausbezahlt. Mit 29. Juni 2007 führte PALFINGER einen Aktiensplit im Verhältnis 1:4 durch. Die Anzahl der Aktien vervierfachte sich dadurch auf 37.135.000 Stückaktien, der Kurs wurde gleichzeitig auf ein Viertel der letzten Notierung umgestellt.

Im Mai feierte die PALFINGER Gruppe das 75-jährige Firmenjubiläum gemeinsam mit dem 65. Geburtstag von KR Ing. Hubert Palfinger senior.

Auf der BAUMA in München, Deutschland, der größten Baumaschinenmesse Europas, präsentierte PALFINGER Ende April zahlreiche neue Produktmodelle, die breiten Anklang fanden. Der rege Besucherzustrom reflektierte die derzeit gute konjunkturelle Lage in Europa.

Im 1. Halbjahr wurden auch internationale Händlertagungen in Europa, Nord- und Südamerika sowie in Asien erfolgreich durchgeführt.

Am 2. März 2007 wurde in Cherven Brjag, Bulgarien, die neue Produktionshalle im Beisein des bulgarischen Ministerpräsidenten Sergei Stanischew eröffnet. Mit dieser Erweiterung wurden die Kapazitäten dieses Standortes verdoppelt.

Ende Mai wurde die Aufnahme von Verhandlungen zur vollständigen Übernahme des kroatischen Lieferanten PiR metal d.o.o. bekannt gegeben. Diese Akquisition soll zur weiteren Optimierung der Wertschöpfungskette im Bereich der Produktion beitragen.

Im Rahmen der Investorenbetreuung führte PALFINGER im 1. Halbjahr 2007 zahlreiche Roadshows durch und nahm an Investorenkonferenzen teil. Die hervorragenden Unternehmensdaten führten gemeinsam mit der umfassenden Investorenbetreuung zu weiterhin großem Interesse an der PALFINGER Aktie. Der Kurs erreichte mit 171,38 EUR (das entspricht 42,85 EUR nach dem Aktiensplit) am 1. Juni 2007 ein neues All-time-high bzw. einen Anstieg von rund 85 Prozent gegenüber dem Kurs zum Jahresultimo 2006.

Geschäftsentwicklung nach Regionen

Segment EUROPA und REST der WELT

Das Segment EUROPA und REST der WELT ist weiterhin die solide Basis des erfreulichen Umsatz- und Ergebniswachstums. Stark zeigen sich nach wie vor die Märkte in Spanien, Deutschland, Frankreich und Skandinavien. In Osteuropa, insbesondere Russland, sowie in Australien, Neuseeland und Südafrika konnten überproportionale Steigerungen verzeichnet werden. In diesen Ländern tragen vor allem die Knickarmkran und EPSILON Produkte zur positiven Entwicklung bei.

In der Area Asia & Pacific konnten mittels Kooperationen erste Erfolge der lokalen Marktbearbeitung in China und Indien verzeichnet werden. Im 1. Quartal 2007 wurden die ersten Hakengeräte aus der Assemblierung in Shenzhen, China, ausgeliefert. Der Markteinstieg erfolgt wie geplant in kleinen Schritten, bietet jedoch mittel- bis langfristig strategisch interessante Perspektiven.

Der Umsatz des Segments stieg um 18,4 Prozent von 255,3 Mio EUR auf 302,3 Mio EUR, das EBIT erhöhte sich von 38,3 Mio EUR um 30,3 Prozent auf 49,9 Mio EUR.

Segment NORD- und SÜDAMERIKA

In Nordamerika wurden die Investitionen zur Erhöhung der Montagekapazitäten im CRAYLER Bereich abgeschlossen und im KRAN Bereich weiter vorangetrieben. Der KRAN Auftragsbestand konnte im 1. Halbjahr 2007 um rund 40 Prozent reduziert werden, dies führte zu neuen Umsatzrekorden in Nordamerika. Die fortgesetzte Schwäche des USD-Kurses unterstreicht die strategische

Bedeutung der Lokalisierung des Einkaufs und der Montage. Im KRAN Bereich stehen erfreuliche Auftragseingänge aus Mexiko und Kanada dem Rückgang des US-amerikanischen Immobilienmarktes gegenüber. Im CRAYLER Bereich erschwert der Marktrückgang die geplante Intensivierung der Marktbearbeitung.

In Südamerika galt die Aufmerksamkeit der Stabilisierung der Prozesskette und der konsequenten Umsetzung der 2006 initiierten Projekte entlang der gesamten Wertschöpfungskette und Produkte. Erste Erfolge zeigen sich im Ergebnis des 1. Halbjahres.

Bei einer Steigerung des Umsatzes von 33,7 Mio EUR auf 38,3 Mio EUR lag das EBIT des Segments im 1. Halbjahr 2007 mit 1,1 Mio EUR über dem Vorjahreswert von 0,7 Mio EUR.

Geschäftsentwicklung nach Produktgruppen

Segment KRANE

Das Segment KRANE ist speziell in Europa von der positiven Marktentwicklung geprägt, die sich in dem weiterhin ausgesprochen guten Auftragseingang widerspiegelt. Bedingt durch dieses Wachstum konnte auch im 2. Quartal 2007 trotz der Erhöhung von Kapazität und Produktivität keine Verkürzung der Lieferzeiten gegenüber Jahresbeginn erreicht werden. Wenngleich die Materialsituation durch Gegenmaßnahmen, wie die Aufnahme zusätzlicher Lieferanten, etwas entspannt werden konnte, gibt es in diesem Bereich weiterhin Engpässe. Die Erhöhung der Personalkapazitäten stellt vor allem in Bulgarien vor dem Hintergrund der guten Konjunkturlage und des EU-Beitritts eine zusätzliche Herausforderung dar.

Der Trend bei Knickarmkranen zu höheren Klassen und hochwertigeren Ausstattungen bei Ersatzinvestitionen bleibt weiterhin aufrecht, zeigt sich derzeit jedoch aufgrund von Prozessineffizienzen nur zum Teil in einer Steigerung der EBIT Marge.

Bei den Teleskopkranen für den südamerikanischen Markt konnten die ersten Sennebogen Produkte ausgeliefert werden. Das 2. Halbjahr 2007 steht im Fokus weiterer Kostenoptimierungsprogramme.

Der Bereich EPSILON profitierte ebenfalls von den guten Marktbedingungen. Dies zeigt sich in überproportionalen Auftragseingängen, im Speziellen in Österreich, Deutschland, Frankreich und Großbritannien im angestammten Onroad Bereich. Der junge Offroad Bereich konnte im 1. Halbjahr 2007 erste Verkaufserfolge erzielen. Die angespannte Materialversorgung verbunden mit hohen Auftragseingängen führte auch bei EPSILON zu längeren Lieferzeiten.

Der Umsatz des Segments KRANE konnte im 1. Halbjahr 2007 um 22,9 Prozent von 202,1 Mio EUR auf 248,5 Mio EUR gesteigert werden. Das EBIT erhöhte sich von 42,0 Mio EUR auf 50,4 Mio EUR, dies entspricht einer Steigerung von 20,1 Prozent.

Segment HYDRAULISCHE SYSTEME und SERVICES

Im Segment HYDRAULISCHE SYSTEME und SERVICES konnte der Umsatz bei gleichzeitiger Steigerung der Profitabilität um 6,0 Prozent auf 92,1 Mio EUR erhöht werden. Mit einem positiven EBIT von 0,6 Mio EUR wurde das bisher beste Ergebnis dieses Segments erreicht.

Die PALIFT Division konnte im 1. Halbjahr 2007 den Output und die Qualität kontinuierlich weiter stabilisieren bzw. steigern. Die effizienzsteigernden Maßnahmen werden konsequent umgesetzt und zeigten vor allem im 2. Quartal die gewünschten Erfolge. Auf Basis des starken europäischen Marktes hält das Management an dem Ziel fest, den Turnaround in diesem Jahr nachhaltig zu schaffen. Zur effizienten Bearbeitung des asiatischen Marktpotenzials in den nächsten fünf bis zehn Jahren ist nach dem erfolgten Montageaufbau in China nun die umgehende Lokalisierung der Beschaffung von Produktkomponenten wesentlich.

Bei den TAIL LIFT Produkten war die Entwicklung im 1. Halbjahr 2007 divergent: Nach einem schwierigen Jahr 2006, das in Großbritannien einen Marktrückgang von rund 25 Prozent brachte, war der Auftragseingang bei RATCLIFF im 1. Quartal 2007 durch Jahresrahmenverträge erfreulich. Das 2. Quartal konnte jedoch nicht an diese Entwicklung anschließen, Schönwetterperioden in Großbritannien waren mitverantwortlich für geringere Ersatzteilumsätze. Im Bereich der kontinentaleuropäischen Ladebordwand PALGATE zeigte sich die Entwicklung wie in den Vormonaten angespannt.

Der Bereich RAILWAY konnte im gesamten Berichtszeitraum erfolgreich bestehende Aufträge abarbeiten und neue Projekte anbahnen. Dies führte zu deutlichen Umsatzsteigerungen sowie einer erfreulichen EBIT Entwicklung.

Im Bereich CRAYLER führte die starke Marktposition in Deutschland zu erfreulichen Auftragseingängen und Umsatzzahlen sowie verbesserten Ergebnissen in Europa. In Nordamerika hingegen wurden die Anstrengungen durch den allgemeinen Marktrückgang erschwert. Die abgeschlossene Verlagerung der Montage trug dazu bei, dass das Ergebnis auf Vorjahresniveau gehalten werden konnte. Die Ausweitung des lokalen Einkaufs und Entwicklungsanpassungen vor Ort sollten sich ab dem 2. Halbjahr 2007 positiv auf das Ergebnis auswirken.

Im Bereich BISON wurden die Stückzahlen erhöht, das laufende Investitionsprogramm wurde fortgesetzt. Trotz leichter Stabilisierung der Materialversorgung verhinderten Zulieferprobleme eine weitere Steigerung des Umsatzes. Der Erfolg der Fachmesse BAUMA zeigte sich im 2. Quartal 2007 in erfreulichen Auftragseingängen. Die geplante Serienproduktion der neuen TA Reihe wird aufgrund zahlreicher Tests erst verzögert starten, sie wird zur Umsetzung von Effizienzsteigerungspotenzialen entlang der gesamten Wertschöpfungskette beitragen.

Der Bereich SERVICES zeichnet sich neben den Umsatz- und Ergebnissteigerungen durch die laufende Ausweitung des PALFINGER Service- und Händlernetzwerkes aus. Die produktorientierte Serviceorganisation in Europa wurde bereits umgesetzt, und die Trainingskapazitäten wurden erweitert. In Nord- und Südamerika wurde der weitere Ausbau des flächendeckenden Servicenetzes vorangetrieben und der Erfahrungsaustausch intensiviert. Der Aufbau der lokalen Serviceorganisation für Asien wurde im 2. Quartal 2007 erfolgreich gestartet.

Ausblick

Vor dem Hintergrund der weiterhin positiven Auftragsentwicklung erwartet das Management für das Geschäftsjahr 2007 einen neuerlichen Umsatz- und Ergebnisrekord, wenngleich die Wachstumsraten der nächsten Monate im Vergleich zu dem bereits sehr starken 2. Halbjahr 2006 eine flachere Tendenz zeigen werden.

Die bestimmenden Rahmenbedingungen für das Geschäftsjahr 2007 sind die erfolgreiche Umsetzung der Kapazitätserhöhungsmaßnahmen gemeinsam mit einer stabilen Materialversorgung. Die Verfügbarkeit von Facharbeitern an den Produktionsstandorten stellt zunehmend eine wesentliche Herausforderung für die erforderliche Outputsteigerung dar. Darüber hinaus ist der erfolgreiche nachhaltige Turnaround bei den HYDRAULISCHEN SYSTEMEN in den nächsten Monaten ein wesentliches strategisches Ziel des Management.

in TEUR	Erläuterung	30.6.2007	31.12.2006	30.6.2006
AKTIVA				
Langfristiges Vermögen				
Sachanlagen	1	126.688	98.130	92.622
Immaterielle Vermögensgegenstände		30.275	31.420	32.058
Anteile an assoziierten Unternehmen	2	10.559	8.054	8.128
Aktive latente Steuern		15.159	14.043	9.935
Übriges langfristiges Vermögen		2.685	2.942	3.437
		185.366	**154.589**	**146.180**
Kurzfristiges Vermögen				
Vorräte	3	135.748	114.249	110.938
Kurzfristige Forderungen und sonstiges kurzfristiges Vermögen	4	122.050	104.004	109.335
Kurzfristige Steuerforderungen		7.258	5.988	4.628
Kassenbestand und kurzfristige Finanzmittel		18.801	30.536	22.097
		283.857	**254.777**	**246.998**
Summe Aktiva		**469.223**	**409.366**	**393.178**
PASSIVA				
Eigenkapital				
Grundkapital [1]		37.135	18.568	18.568
Kapitalrücklagen [1]		35.190	53.757	53.757
Gewinnrücklagen		190.111	171.034	139.446
Bewertungsrücklagen gem. IAS 39		585	776	86
Ausgleichsposten aus der Währungsumrechnung		– 3.055	– 6.053	– 5.728
		259.966	**238.082**	**206.129**
Anteile anderer Gesellschafter	5	3.487	3.882	7.234
		263.453	**241.964**	**213.363**
Langfristige Verbindlichkeiten				
Langfristige Finanzverbindlichkeiten		31.156	31.566	35.960
Langfristige Rückstellungen		15.458	15.426	15.398
Passive latente Steuern		245	259	64
Übrige langfristige Verbindlichkeiten		4.087	4.174	4.689
		50.946	**51.425**	**56.111**
Kurzfristige Verbindlichkeiten				
Kurzfristige Finanzverbindlichkeiten		24.751	15.241	12.139
Kurzfristige Rückstellungen [2]	6	16.919	16.402	14.159
Kurzfristige Steuerverbindlichkeiten [2]	6	15.498	8.133	18.503
Übrige kurzfristige Verbindlichkeiten [2]	6	97.656	76.201	78.903
		154.824	**115.977**	**123.704**
Summe Passiva		**469.223**	**409.366**	**393.178**

1) Kapitalerhöhung – siehe Entwicklung des Konzerneigenkapitals
2) Anpassung der Vorjahreszahlen

Konzerngewinn- und -verlustrechnung

in TEUR	Erläuterung	1.4.–30.6.2007	1.4.–30.6.2006	1.1.–30.6.2007	1.1.–30.6.2006
Umsatzerlöse	7	**178.196**	**148.896**	**340.592**	**289.004**
Bestandsveränderung		4.298	– 751	11.322	12.224
Aktivierte Eigenleistungen		12	44	36	67
Sonstige betriebliche Erträge		1.654	2.815	3.813	4.586
Materialaufwand und Aufwand für bezogene Leistungen		– 96.155	– 77.171	– 185.264	– 160.972
Personalaufwand		– 34.075	– 29.543	– 68.360	– 60.866
Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände		– 3.749	– 3.543	– 6.983	– 6.762
Sonstige betriebliche Aufwendungen		– 23.157	– 19.200	– 44.163	– 38.266
Operatives Ergebnis (EBIT)		**27.024**	**21.547**	**50.993**	**39.015**
Ergebnis aus assoziierten Unternehmen		976	832	4.069	1.576
Zins- und sonstiges Finanzergebnis		– 1.571	– 801	– 1.951	– 1.566
Finanzergebnis		**– 595**	**31**	**2.118**	**10**
Unversteuertes Ergebnis		**26.429**	**21.578**	**53.111**	**39.025**
Ertragsteuer		**– 5.934**	**– 4.733**	**– 11.996**	**– 8.818**
Periodenergebnis		**20.495**	**16.845**	**41.115**	**30.207**
davon					
Minderheitenanteile		**906**	**942**	**1.880**	**1.757**
Anteile der Gesellschafter der PALFINGER AG (Konzernergebnis)		**19.589**	**15.903**	**39.235**	**28.450**

Ergebnis je Aktie in EUR		
Gewinn je Aktie (unverwässert und verwässert)	1,11	0,81 [1]
Durchschnittlich im Umlauf befindliche Aktien (unverwässert und verwässert)	35.329.356	35.267.568 [1]

1) Vergleichswert wurde entsprechend dem Aktiensplit angepasst.

in TEUR	1.1.–30.6.2007	1.1.–30.6.2006
Unversteuertes Ergebnis	**53.111**	**39.025**
Cashflow aus dem operativen Bereich	33.000	33.267
Cashflow aus dem Investitionsbereich	– 33.393	– 6.102
Free Cashflow	1.496	28.339
Cashflow aus dem Finanzierungsbereich	– 11.342	– 6.622
Veränderungen des Finanzmittelbestandes	**– 11.735**	**20.543**
Finanzmittelbestand		
Stand liquider Mittel am Anfang der Berichtsperiode	30.536	1.554
Stand liquider Mittel am Ende der Berichtsperiode	18.801	22.097
Veränderungen des Finanzmittelbestandes	**– 11.735**	**20.543**

Entwicklung des Konzerneigenkapitals

In der Hauptversammlung am 28. März 2007 wurde eine Gewinnausschüttung aus dem Ergebnis 2006 in Höhe von 19.409 TEUR beschlossen. Dies entspricht einer Dividende von 2,20 EUR (Vorjahr: 1,80 EUR) je Aktie vor Aktiensplit.

Das Grundkapital der PALFINGER AG wurde von bisher 18.567.500 EUR um 18.567.500 EUR auf 37.135.000 EUR durch Umwandlung des entsprechenden Teilbetrages der im Jahresabschluss zum 31. Dezember 2006 ausgewiesenen gebundenen Kapitalrücklagen gemäß den Regelungen des Kapitalberichtigungsgesetzes erhöht, wobei die Ausgabe von zusätzlichen auf Inhaber lautenden Stückaktien gemäß Beschluss der Hauptversammlung am 28. März 2007 unterblieb.

Per 29. Juni 2007 erfolgte der in der Hauptversammlung am 28. März 2007 beschlossene Aktiensplit im Verhältnis 1:4, wodurch sich die Anzahl der nennwertlosen Stückaktien von bisher 9.283.750 Stück auf 37.135.000 Stück erhöht hat.

in TEUR	Den Anteilseignern der PALFINGER AG		
	Grundkapital	Kapitalrücklagen	Gewinnrücklagen
Stand 1.1.2006	**18.568**	**53.757**	**126.647**
In der Berichtsperiode erfasstes Ergebnis			
Direkt im Eigenkapital erfasstes Ergebnis			
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0
Stock Options gem. IFRS 2	0	0	102
IAS 19 Sozialkapitalrückstellung	0	0	203
Übrige Veränderungen	0	0	0
	0	**0**	**305**
Periodenergebnis	**0**	**0**	**56.603**
	0	**0**	**56.908**
Transaktionen mit Anteilseignern			
Dividenden	0	0	– 15.862
Übrige Veränderungen	0	0	3.341
	0	**0**	**– 12.521**
Stand 31.12.2006	**18.568**	**53.757**	**171.034**
Stand 1.1.2007	**18.568**	**53.757**	**171.034**
In der Berichtsperiode erfasstes Ergebnis			
Direkt im Eigenkapital erfasstes Ergebnis			
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0
Stock Options gem. IFRS 2	0	0	34
IAS 19 Sozialkapitalrückstellung	0	0	0
Übrige Veränderungen	0	0	0
	0	**0**	**34**
Periodenergebnis	**0**	**0**	**39.235**
	0	**0**	**39.269**
Transaktionen mit Anteilseignern			
Dividenden	0	0	– 19.409
Kapitalerhöhung	18.567	– 18.567	0
Übrige Veränderungen	0	0	– 783
	18.567	**– 18.567**	**– 20.192**
Stand 30.6.2007	**37.135**	**35.190**	**190.111**

zurechenbarer Anteil			Anteile anderer Gesellschafter	Eigenkapital
Bewertungs-rücklagen gem. IAS 39	Ausgleichs-posten aus der Währungs-umrechnung	Summe		
– 1.955	– 4.495	192.522	5.477	197.999
2.731	0	2.731	0	2.731
0	0	102	0	102
0	0	203	0	203
0	0	0	0	0
2.731	0	3.036	0	3.036
0	0	56.603	3.076	59.679
2.731	0	59.639	3.076	62.715
0	0	– 15.862	– 2.800	– 18.662
0	– 1.558	1.783	– 1.871	– 88
0	– 1.558	– 14.079	– 4.671	– 18.750
776	– 6.053	238.082	3.882	241.964
776	– 6.053	238.082	3.882	241.964
– 191	0	– 191	0	– 191
0	0	34	0	34
0	0	0	0	0
0	0	0	0	0
– 191	0	– 157	0	– 157
0	0	39.235	1.880	41.115
– 191	0	39.078	1.880	40.958
0	0	– 19.409	– 2.275	– 21.684
0	0	0	0	0
0	2.998	2.215	0	2.215
0	2.998	– 17.194	– 2.275	– 19.469
585	– 3.055	259.966	3.487	263.453

Segmentberichterstattung

in TEUR	EUROPA / REST der WELT		NORD- / SÜDAMERIKA	
Primärsegmentierung	**1. HJ 2007**	**1. HJ 2006**	**1. HJ 2007**	**1. HJ 2006**
Umsatz	302.282	255.342	38.310	33.662
EBIT	49.881	38.272	1.112	743

in TEUR		KRANE	HYDRAULISCHE SYSTEME / SERVICES	
Sekundärsegmentierung	**1. HJ 2007**	**1. HJ 2006**	**1. HJ 2007**	**1. HJ 2006**
Umsatz	248.467	202.121	92.125	86.883
EBIT	50.419	41.965	574	– 2.950

Erläuterungen zum Konzernzwischenabschluss

Allgemeines
Die PALFINGER AG mit Sitz in Bergheim / Salzburg ist ein börsenotiertes Unternehmen mit dem Tätigkeitsschwerpunkt, innovative Hebe-, Lade- und Handlinglösungen an den Schnittstellen der Transportkette herzustellen.

Grundlagen der Berichterstattung
Für den vorliegenden Konzernzwischenabschluss der PALFINGER AG und ihrer Tochtergesellschaften zum 30. Juni 2007, der auf Basis des IAS 34 erstellt wird, werden grundsätzlich die gleichen Bilanzierungs- und Bewertungsmethoden angewendet wie im Konzernabschluss für das Geschäftsjahr 2006. Der Konzernabschluss zum 31. Dezember 2006 wurde im Einklang mit den am Abschlussstichtag gültigen International Financial Reporting Standards (IFRS) und den diesbezüglichen Interpretationen des International Financial Reporting Interpretations Committee (IFRIC), wie sie in der Europäischen Union (EU) anzuwenden sind, erstellt. Für weitere Informationen zu den im Einzelnen angewandten Bilanzierungs- und Bewertungsmethoden wird auf den Konzernabschluss der PALFINGER AG zum 31. Dezember 2006 verwiesen.

Der Konzernzwischenabschluss der PALFINGER AG wird vom Konzernabschlussprüfer, der Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Wien, einer prüferischen Durchsicht unterzogen.

Änderungen der Bilanzierungs- und Bewertungsmethoden
In der Konzernbilanz wurden die Abgrenzungen für kurzfristige Verpflichtungen gegenüber Mitarbeitern von den kurzfristigen Rückstellungen in die übrigen kurzfristigen Verbindlichkeiten umgegliedert. Die Vorjahreszahlen wurden ebenfalls dieser Gliederung angepasst. Die Änderung im Ausweis führte in den Vergleichsperioden zu keiner Ergebnisauswirkung und zu keiner Veränderung im Eigenkapital. Die Änderung der Darstellung wurde aus Gründen einer verständlicheren und klareren Informationsvermittlung vorgenommen.

Konsolidierungskreis
Die Anzahl der in den Konzernzwischenabschluss einbezogenen Unternehmen hat sich gegenüber dem letzten Bilanzstichtag nicht verändert.

Erläuterungen zur Konzernbilanz

(1) Sachanlagen

Die Investitionen in das Sachanlagevermögen betrafen vor allem Kapazitätserweiterungsinvestitionen sowie die gemäß IAS 17 erforderliche Aktivierung im Zusammenhang mit dem Finanzierungsleasing des Firmenflugzeuges.

(2) Anteile an assoziierten Unternehmen

in TEUR	1.1.–30.6. 2007	1.1.–31.12. 2006
Stand 1.1.	**8.054**	**7.921**
Zugänge	0	70
Anteilige Periodenergebnisse	4.071	2.106
Dividenden	– 1.566	– 2.043
Stand 30.6. / 31.12.	**10.559**	**8.054**

(3) Vorräte

in TEUR	30.6.2007	31.12.2006
Roh-, Hilfs- und Betriebsstoffe	53.180	42.035
Unfertige Erzeugnisse	25.268	20.294
Fertige Erzeugnisse	56.999	50.616
Noch nicht abrechenbare Leistungen	0	0
Geleistete Anzahlungen	301	1.304
Summe	**135.748**	**114.249**

(4) Kurzfristige Forderungen und sonstiges kurzfristiges Vermögen

in TEUR	30.6.2007	31.12.2006
Forderungen aus Lieferungen und Leistungen	109.154	89.987
Forderungen gegenüber assoziierten Unternehmen	4.393	2.730
Sonstige Forderungen und Vermögensgegenstände	6.700	5.405
Aktive Rechnungsabgrenzung	1.781	873
Wertpapiere	22	5.009
Summe	**122.050**	**104.004**

(5) Anteile anderer Gesellschafter

in TEUR	in %	30.6.2007	31.12.2006
Palfinger Industrieanlagen GmbH, Bergheim / Salzburg	5,00 %	104	96
Palfinger Europe GmbH, Bergheim / Salzburg	0,03 %	45	29
EPSILON Kran GmbH, Bergheim / Salzburg	35,00 %	3.273	3.687
Madal Palfinger S.A., Brasilien	1,00 %	65	70

(6) Übrige kurzfristige Verbindlichkeiten
Die Konzernbilanzwerte zum 31. Dezember 2006 haben sich durch die Umgliederung der Abgrenzungen für kurzfristige Verpflichtungen gegenüber Mitarbeitern von den kurzfristigen sonstigen Rückstellungen zu den übrigen kurzfristigen Verbindlichkeiten folgendermaßen geändert:

in TEUR	31.12.2006	Anpassung	31.12.2006 angepasst
Kurzfristige Rückstellungen	32.532	– 16.130	16.402
Kurzfristige Steuerverbindlichkeiten	0	8.133	8.133
Übrige kurzfristige Verbindlichkeiten	68.204	7.997	76.201

in TEUR	30.6.2007	31.12.2006
Verbindlichkeiten aus Lieferungen und Leistungen	69.723	51.253
Verbindlichkeiten gegenüber assoziierten Unternehmen	123	6
Erhaltene Anzahlungen auf Bestellungen	2.056	2.047
Verbindlichkeiten aus der Annahme gezeichneter Wechsel	712	598
Sonstige Verbindlichkeiten	24.977	21.806
Passive Rechnungsabgrenzung	65	491
Summe	**97.656**	**76.201**

Erläuterungen zur Konzerngewinn- und -verlustrechnung

(7) Umsätze und Saisonalität des Geschäftes
Die Umsätze der PALFINGER AG verteilen sich im Geschäftsjahr annähernd gleichmäßig auf die vier Quartale.

Eventualforderungen und -verbindlichkeiten
Zum 30. Juni 2007 bestehen keine Eventualforderungen. Die Eventualverbindlichkeiten haben sich im Vergleich zum 31. Dezember 2006 nicht wesentlich verändert. Für weitere Informationen wird auf den Konzernabschluss der PALFINGER AG zum 31. Dezember 2006 verwiesen.

Stock Options
In der PALFINGER AG besteht seit 2003 ein Stock Option Programm für Vorstandsmitglieder. Für weitere Informationen zu diesem Stock Option Programm wird auf den Konzernabschluss der PALFINGER AG zum 31. Dezember 2006 verwiesen.

Die Stock Options haben sich wie folgt entwickelt:

Anzahl Optionen	vor Aktiensplit	nach Aktiensplit
Stand 1.1.2007	**38.000**	**152.000**
Gewährte Optionen 2007	0	0
Verfallene Optionen 2007	0	0
Ausgeübte Optionen 2007	10.000	40.000
Erloschene Optionen 2007	0	0
Stand 30.6.2007	**28.000**	**112.000**

Mit Ausübungserklärung vom 2. April 2007 hat DI Wolfgang Anzengruber sein Optionsrecht ausgeübt und 10.000 Stück Aktien (vor Aktiensplit) aus den eigenen Aktien der PALFINGER AG zu einem Kaufpreis von 39,35 EUR pro Aktie übertragen bekommen.

	Aktien-optionen Anzahl 1)	Ausübungs-kurs in EUR 1)	Ausübungs-periode 2)	Preis einer Bermudan-Option in EUR 1) 3)	Zugrunde gelegte Volatilität	Bewertungs-stichtag („Stichtag")	Kurs in EUR zum Bewertungs-stichtag 1)
Hr. Schreiner	24.000	3,82	2008	0,25	31,0 %	16.3.2003	3,11
Hr. Ortner	24.000	5,78	2009	1,77	28,0 %	16.4.2004	6,93
Hr. Pilz	24.000	5,78	2009	1,77	28,0 %	16.4.2004	6,93
Hr. Anzengruber	40.000	9,84	2010	3,18	27,1 %	13.4.2005	11,50

1) nach Aktiensplit
2) jeweils binnen 12 Wochen nach der ordentlichen Hauptversammlung
3) zum Stichtag verwendetes Bewertungsmodell: Binomial-Modell

Beziehungen zu nahe stehenden Unternehmen und Personen
Bezüglich der Beziehungen zu nahe stehenden Unternehmen und Personen haben sich keine wesentlichen Änderungen zum 31. Dezember 2006 ergeben. Geschäfte mit nahe stehenden Unternehmen und Personen erfolgen zu marktüblichen Bedingungen. Für weitere Informationen zu den einzelnen Geschäftsbeziehungen wird auf den Konzernabschluss der PALFINGER AG zum 31. Dezember 2006 verwiesen.

Wesentliche Ereignisse nach Ende der Zwischenberichtsperiode
Mit Verschmelzungsvertrag vom 14. Mai 2007 wurde die Verschmelzung der Palfinger Industrieanlagen GmbH zur Vereinfachung der internen Strukturen in die PALFINGER AG als übernehmende Gesellschaft rückwirkend per 31. Dezember 2006 vereinbart. Der 5%-Minderheitenanteil an der Palfinger Industrieanlagen GmbH wurde der Palfinger Consult AG durch Gewährung von Aktien an der PALFINGER AG mit korrespondierendem Wert abgegolten. Die Eintragung der Verschmelzung im Firmenbuch ist am 25. Juli 2007 erfolgt.

Erklärung der gesetzlichen Vertreter

Der vorliegende Konzernzwischenabschluss zum 30. Juni 2007 enthält nach Ansicht des Vorstands alle erforderlichen Anpassungen, die für eine den tatsächlichen Verhältnissen entsprechende Darstellung der Ertragslage zum Zwischenabschluss erforderlich sind. Die Ergebnisse der zum 30. Juni 2007 endenden Berichtsperiode lassen nicht notwendigerweise Rückschlüsse auf die Entwicklung zukünftiger Ergebnisse zu.

Im Rahmen der Erstellung eines Konzernzwischenabschlusses in Übereinstimmung mit IAS 34 muss der Vorstand Beurteilungen und Schätzungen vornehmen sowie Annahmen treffen, die die Anwendung von Rechnungslegungsgrundsätzen im Konzern und den Ausweis der Vermögenswerte und Verbindlichkeiten sowie der Erträge und Aufwendungen beeinflussen. Die tatsächlichen Beträge können von diesen Schätzungen abweichen.

Bergheim / Salzburg, am 8. August 2007

Der Vorstand der PALFINGER AG

DI Wolfgang Anzengruber e.h.
Mag. Eduard Schreiner e.h.

Ing. Wolfgang Pilz e.h.
DI Herbert Ortner e.h.

Wir haben die beigefügte Konzernhalbjahresbilanz der PALFINGER AG, Bergheim / Salzburg, zum 30. Juni 2007 sowie die Konzernhalbjahresgewinn- und -verlustrechnung, die Veränderung des Konzerneigenkapitals und das Konzerncashflow Statement für das an diesem Stichtag zu Ende gegangene Halbjahr prüferisch durchgesehen. Aufstellung und Inhalt dieses konsolidierten Halbjahresabschlusses liegen in der Verantwortung des Vorstands. Überdies ist darauf hinzuweisen, dass die Erstellung eines konsolidierten Halbjahresabschlusses einem geringeren Genauigkeitsanspruch unterliegt als ein konsolidierter Jahresabschluss. Unsere Aufgabe ist es, auf Grundlage unserer prüferischen Durchsicht einen Bericht über diesen konsolidierten Halbjahresabschluss abzugeben.

Wir haben die prüferische Durchsicht in Übereinstimmung mit den International Standard on Review Engagements 2400 durchgeführt. Nach diesen Grundsätzen sind wir verpflichtet, die prüferische Durchsicht in einer Weise zu planen und durchzuführen, die mittelhohe Sicherheit darüber bietet, ob der Halbjahresabschluss frei von wesentlichen falschen Aussagen ist. Eine prüferische Durchsicht beschränkt sich in erster Linie auf die Befragung von Mitarbeitern der Gesellschaft und auf analytische Prüfungshandlungen in Bezug auf finanzielle Daten und bietet deshalb weniger Sicherheit als eine Prüfung. Wir haben keine Prüfung durchgeführt und erteilen aus diesem Grund keinen Bestätigungsvermerk.

Bei der Durchführung unserer prüferischen Durchsicht sind wir nicht auf Tatsachen gestoßen, die uns zu der Annahme veranlassen, dass der beigefügte Konzernhalbjahresabschluss kein den tatsächlichen Verhältnissen entsprechendes Bild in Übereinstimmung mit den International Financial Reporting Standards vermittelt.

Wien, am 8. August 2007

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Univ. Doz. Dr. Walter Platzer e.h.
Wirtschaftsprüfer und Steuerberater

1. HJ 2007	nach 1:4 Aktiensplit	vor 1:4 Aktiensplit
International Securities Identification Number (ISIN)	AT0000758305	AT0000758305
Anzahl der Aktien	37.135.000	9.283.750
Anzahl der eigenen Aktien	1.805.644	451.411
Kurs per 29.6.2007	40,90 EUR	163,60 EUR
Gewinn je Aktie (1. HJ 2007)	1,11 EUR	4,44 EUR
Marktkapitalisierung per 29.6.2007 (ohne eigene Aktien)	1.444.971 TEUR	1.444.971 TEUR

Entwicklung Aktienkurs PALFINGER AG



39,50 EUR
200 %
180 %
160 %
140 %
120 %
100 %
80 %
2.1.2007
30.3.2007
29.6.2007
23.7.2007
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Tel. +43 662 4684 DW 2260, Fax +43 662 4684 DW 2280
h.roither@palfinger.com, www.palfinger.com

Unternehmenskalender

8. November 2007	Veröffentlichung 3. Quartal 2007
26. März 2008	Bilanzpressekonferenz
26. April 2008	Hauptversammlung
6. Mai 2008	Veröffentlichung 1. Quartal 2008
6. August 2008	Veröffentlichung 1. Halbjahr 2008
6. November 2008	Veröffentlichung 3. Quartal 2008

Der Begriff „Mitarbeiter" wird aus Gründen der Lesbarkeit geschlechtsneutral verwendet.
Durch die kaufmännische Rundung von Einzelpositionen und Prozentangaben im Halbjahresbericht kann es zu geringfügigen Rechendifferenzen kommen.

We have done our homework.

Report on the First Half 2007



PALFINGER

PALFINGER Financial Highlights [1)]

EUR '000	HY1 2007	HY1 2006	HY1 2005	HY1 2004	HY1 2003
Income statement					
Revenue	340,592	289,004	253,853	190,604	166,822
EBITDA	57,976	45,777	42,517	22,858	20,911
EBITDA margin	17.0%	15.8%	16.7%	12.0%	12.5%
EBIT	50,993	39,015	37,233	17,168	14,964
EBIT margin	15.0%	13.5%	14.7%	9.0%	9.0%
Profit before tax	53,111	39,025	37,372	16,012	14,427
Consolidated net profit for the period	39,235	28,450	27,513	11,081	9,597
Balance sheet					
Total assets	469,223	393,178	343,458	297,229	278,757
Non-current operating assets	184,547	144,934	125,892	114,186	112,284
Net working capital [2)]	115,170	93,184	82,958	60,480	65,327
Capital employed (as of the reporting date) [2)]	299,717	238,118	208,850	174,666	177,611
Liabilities	205,770	179,815	165,397	155,790	145,499
Equity	263,453	213,363	178,062	141,438	131,645
Equity ratio	56.1%	54.3%	51.8%	47.6%	47.2%
Net debt	36,264	23,271	30,788	32,853	45,735
Gearing	13.8%	10.9%	17.3%	23.2%	34.7%
Cash flow and investment					
Cash flows from operating activities	33,000	33,267	16,162	12,490	18,002
Free cash flow	1,496	28,339	10,405	7,464	13,777
Investment in property, plant, and equipment	33,969	7,382	6,321	4,988	6,206
Depreciation and amortisation	6,983	6,762	5,284	5,690	5,947
Payroll					
Average annual payroll [3)]	3,720	3,388	2,911	2,464	2,268

1) Reporting data of prior years were changed in the 2005 financial year in accordance with IFRS 3 adaptations.

2) The definitions used for the calculations of key indicators were modified according to internal reporting. Prior year comparable data were adapted.

3) Consolidated Group companies excluding equity shareholdings, as well as excluding apprentices, temporary workers, and workers employed for only very short periods.

Economic Background

The global state of the economy during the first half 2007 was relatively robust. The emerging markets were and continue to be a significant driver for the global economy. China went ahead of Germany and has become the world's strongest economic power after the US and Japan.

In the US, the economy recently started to pick up again after a significant slow-down during the first quarter; a growth rate of 2.1 percent is projected for 2007.
In spite of a slight slump, the economy in the euro zone recently regained momentum. Although a decline in building activity and industrial production was noticeable, the further economic trend is expected to be positive. Average growth rates of 6 percent in Eastern Europe remained significantly higher than those in the rest of Europe.
The soaring economic growth in Asia will flatten slightly in 2007. In Brazil, the positive economic figures confirm the projected continuation of the upward trend.

During the first half of 2007 the euro was at a very high level as compared to the US dollar. The exchange rate at the end of June was 1.35 with an upward trend. The Canadian dollar also rose against the US dollar to 1.06. The Chinese yuan recently levelled off to EUR 10.29, the Brazilian real appreciated and reached EUR 2.61.

In the second quarter, international stock markets profited from the positive global economic figures and from frequent merger and acquisition activities and again recorded strong stock price gains. The commodity markets were characterised by strong demand. The price booster remains China which is not only an important producer but also an important consumer. The oil price increased, in particular starting from early May, and reached USD 73.18 per barrel Brent at the end of June.

Performance of PALFINGER

The first half of the 2007 financial year at PALFINGER was characterised by continued growth and was the best half-year in the history of the Company both in terms of revenues and earnings. Revenues increased by 17.9 percent to EUR 340.6 million compared to the first half 2006. EBIT amounted to EUR 51.0 million, which is 30.7 percent above the figure for the same period of the previous year and the EBIT margin reached 15.0 percent, up from 13.5 percent in the previous year. As order intake grew significantly more than expected, PALFINGER succeeded in further expanding its market position.

The supporting pillars of the increases in revenues and earnings continued to be the crane business in Europe and the high capacity utilisation in all production areas. The unbroken positive market situation, in particular in all core markets in Europe, the increased market penetration in Eastern Europe as well as in North and South America and the trend towards higher performance classes and fitting variants were the factors that contributed to achieving record revenues and earnings on the basis of increased capacities.

It continues to be a challenge to supply materials and components under these conditions. Furthermore, PALFINGER was not only faced with increases in material prices but also with higher contract awarding costs in order to work to capacity which, amongst other things, were caused by a lack in flexibility in the case of machine failures and delays in putting machines into operation. At the beginning of the year 2007 sales prices were raised in line with the increase in material prices, but due to the high order backlog and the resulting long delivery periods these price increases will not have an effect on the results before the second half 2007. Capacities have been and will continue

to be expanded. The largest investment programme in the history of PALFINGER (approximately EUR 80 million) is scheduled to be completed by 2008. A subsequent extension programme is already being planned. These measures will contribute to a capacity increase and to the ongoing improvement of efficiency and quality.

Due to the capacity expansions, output figures in the knuckle boom crane division increased by about 10 percent in the first half-year 2007 as compared to the same period of the previous year. The measures of the investment programme, which is presently being implemented, will be reflected in further rises in sales numbers, although the chances for further revenue growth are currently limited due to the tight materials and capacity situation.

For the first time since the restructuring of the segments in 2004, positive results were achieved in all segments in the first half-year 2007. In particular the knuckle boom crane and the EPSILON as well as the SERVICES and the RAILWAY segments managed to step up revenues and earnings significantly in comparison with the previous year. Achieving a sustainable turnaround in the HYDRAULIC SYSTEMS segment continues to remain a focus of management. The results of the first half-year reflect the positive trend in this area.


Development of revenue
HY1 2007
HY1 2006
HY1 2005
340,592
289,004
253,853
EUR '000
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000

Taking a look at the individual quarters it shows that the second quarter 2007 matches the very strong first quarter. Both revenues (Q1: EUR 162.4 million; Q2: EUR 178.2 million) and EBIT (Q1: EUR 24.0 million; Q2: EUR 27.0 million) were raised in the course of the first half-year.


Development of EBIT
HY1 2007
HY1 2006
HY1 2005
50,993
39,015
37,233
EUR '000
0
10,000
20,000
30,000
40,000
50,000
60,000

Group Assets, Finances, and Earnings

The development of the PALFINGER Group's assets, finances, and earnings in the second quarter 2007 was characterised by continued sales growth, which is also reflected in the high volume of orders at hand.

The increase in net working capital to EUR 115.2 million (6/2006: EUR 93.2 million) was mainly attributable to increased inventories required in order to be able to deal with the high order volume. It reflects process inefficiencies occurred along the entire value-creation chain as well as the higher trade receivables as a consequence of the increased sales volume. Investments in property, plant, and equipment totalled EUR 34.0 million and were primarily related to investments in capacity increases and the replacement of the Company's own aeroplane. As of the reporting date, capital employed amounted to EUR 299.7 million (6/2006: EUR 238.1 million; 12/2006: EUR 252.2 million).

The operating cash flow amounted to EUR 33.0 million in the period under review, up from EUR 33.3 million in the same period of the previous year. This development resulted from the increased net working capital and was not fully compensated for by the increased profit before tax. The high investment volume in 2007 resulted in a reduction of the free cash flow from EUR 28.3 million during the first half 2006 to EUR 1.5 million in the first half 2007. The cash flow from financing activities changed by EUR – 18.7 million as compared to the first quarter 2007, from EUR 7.4 million to EUR – 11.3 million, and basically reflects the distribution of dividends in the amount of EUR 21.7 million.

The gearing ratio increased slightly to 13.8 percent (6/2006: 10.9 percent 12/2006: 4.2 percent), among other reasons due to the fact that the lease financing of the Company's aeroplane was reported as a financial liability. The equity ratio during the period under review amounted to 56.1 percent compared to 54.3 percent in the same period of the previous year.

Risks and Uncertainties in the Second Half 2007

PALFINGER sees the most important risks for the further positive business development in the second half 2007 in the resources for capacity expansion, the quality of the services provided, the continuation of its turnaround projects, the introduction of ERP systems at production sites and the exchange rate development.

Resources for the Planned Capacity Expansion

The successful implementation of the planned growth in terms of revenues and earnings requires a sustainable development of the resources supply. Investment projects have to be implemented efficiently, materials have to be purchased in real-time and highly qualified personnel has to be bonded to the Company. PALFINGER controls these issues via professional project management, supplier management systems and future-oriented staff schemes.

Quality of the Services Provided

The vital factor of PALFINGER's success is the high quality of its products and processes. It is essential that the quality level keeps up with the growth of the Group. For this reason, motivated staff, both wage-earner and salaried employees, have to be bonded to the Company, adequate structures have to be created to this end and quality has to be guaranteed when capacity utilisation is high.

Continuation of Turnaround Projects

The successful continuation of PALFINGER's turnaround projects is decisive for the Group's further positive development. The success achieved so far shows that the path chosen was right. Consistent implementation and control mechanisms at all milestones are vital.
Another risk is that strategic decisions may be delayed due to sudden changes in market conditions. For this reason, PALFINGER maintains a clear focus on real-time Group controlling.

ERP Introduction

In the second half 2007, a new ERP system will be put into operation in Bulgaria. Intense preparations and previous experience with this system should guarantee the success of its go-live.

Exchange Rate Fluctuations

Given the international orientation of PALFINGER, the Company is exposed to an exchange rate risk that depends primarily on the further development of the US dollar. Expecting a sideways movement, PALFINGER has only hedged part of the exposure expected in the future.

A Company-wide uniform risk management system that is continuously being developed further guarantees that counter-measures are worked out and implemented. At the moment, no individual risks that might jeopardise the continued existence of the Company are identifiable.

Other events

The dividend in the amount of EUR 2.20 (previous year: EUR 1.80) per share prior to the stock split resolved in the Annual General Meeting held on 28 March 2007 was distributed on 4 April 2007. As of 29 June 2007 PALFINGER carried out a four-for-one stock split which resulted in a quadrupling of the number of shares to 37,135,000 no-par-value shares. At the same time, the stock price quotation was changed to a fourth of the last quote.

In May, the PALFINGER Group celebrated its 75th anniversary and the 65th birthday of Mr. Hubert Palfinger, senior.

In late April, PALFINGER presented numerous new product models at the BAUMA fair in Munich, Germany, Europe's largest trade fair for construction machinery. The products found the approval of many interested customers and the high number of visitors reflects the currently positive economic situation in Europe.

In the first half-year, international dealer meetings were successfully held in Europe, North and South America and Asia.

On 2 March 2007, the Company's new production hall was opened at Cherven Brjag, Bulgaria, in the presence of the Bulgarian Prime Minister Sergei Stanishev. This expansion resulted in a doubling of capacities at this location.

At the end of May, PALFINGER announced that negotiations about the complete take-over of the Croatian supplier PiR metal d.o.o. had been taken up. This acquisition is expected to contribute to a further optimisation of the value-creation chain in the area of production.

In the course of investor relations services during the first half 2007, PALFINGER organised numerous road shows and attended investors' meetings. The outstanding results of the Group together with the comprehensive investor relations activities led to continued great interest in the PALFINGER share. The share price reached an all-time-high of EUR 171.38 (corresponding to EUR 42.85 after the stock split) on 1 June 2007, corresponding to an increase of about 85 percent in comparison with the price achieved at the end of the year 2006.

Performance by Region

EUROPE and the REST of the WORLD

The segment EUROPE and the REST of the WORLD remains the solid foundation of the Group's pleasing growth in revenues and earnings. Markets in Spain, Germany, France, and Scandinavia continue to be strong. Excessive growth rates were recorded in Eastern Europe, in particular in Russia, as well as in Australia, New Zealand, and South Africa. The positive development in these markets was due in particular to knuckle boom crane and EPSILON products.

In the Asia & Pacific area, especially in China and India, PALFINGER was able to reap the first fruits from its market strategy through strategic alliances. In the first quarter 2007 the first hook loaders left the assembly plant in Shenzhen, China. As planned, the market is being entered in small steps but offers interesting strategic perspectives in the medium- and long-term.

Revenue in this segment rose by 18.4 percent, from EUR 255.3 million to EUR 302.3 million, while EBIT increased by 30.3 percent, from EUR 38.3 million to EUR 49.9 million.

NORTH and SOUTH AMERICA

In North America investments to increase assembly capacities in the CRAYLER segment were completed and in the CRANES segment continued to be stepped up. The order backlog for CRANES was reduced by about 40 percent in the first half-year 2007 and resulted in new record revenues in

North America. The continued weak exchange rate of the US dollar underlines the strategic significance of localisation in purchasing and assembly. A pleasing order volume from Mexico and Canada was achieved in the CRANES business despite the decline in the US real property market. The market decline in the CRAYLER area makes the planned intensification of the market strategy difficult.

In South America, PALFINGER's focus was on the stabilisation of the process chain and the consistent implementation of the projects initiated in 2006, including the entire value-creation chain and products. First successes are reflected in the figures for the first half-year.

With revenue increasing from EUR 33.7 million to EUR 38.3 million, EBIT in this segment came to EUR 1.1 million in the first half 2007 and was thus above the EUR 0.7 million of the previous-year period.

Performance by Product Group

CRANES

The CRANES segment was characterised by the positive market development, in particular in Europe, which is reflected in the continuation of the extremely satisfactory development in terms of new orders. Due to this growth, it was not possible to shorten delivery times in the second quarter 2007 as compared to the beginning of the year despite the fact that capacity and productivity were increased. Although the tight supply situation improved slightly due to counter-measures, such as taking on additional suppliers, bottlenecks still occurred in this area. Increasing personnel capacities is an additional challenge, in particular in Bulgaria against the backdrop of the positive economic trend and Bulgaria's accession to the European Union.

The trend towards higher performance classes and higher quality fittings in the case of replacement investments in the area of knuckle boom cranes was continued but was only partly reflected in an improvement of the EBIT margin because of process inefficiencies.

In the area of telescope cranes for the South-American market, the first Sennebogen products were delivered. The focus on further cost-optimisation programmes will be continued in the second half 2007.

The EPSILON business also benefited from the favourable market conditions. This was reflected in the exceedingly high number of new orders particularly in Austria, Germany, France, and Great Britain in the traditional on-road area. The fairly young off-road business, however, achieved its first sales successes in the first half 2007. The tight materials supply in connection with a high order volume also led to longer delivery times in the EPSILON segment.

Revenue of the CRANES segment was stepped up by 22.9 percent in the first half 2007, from EUR 202.1 million to EUR 248.5 million. EBIT increased from EUR 42.0 million to EUR 50.4 million, which corresponds to an increase in the amount of 20.1 percent.

HYDRAULIC SYSTEMS and SERVICES

In the HYDRAULIC SYSTEMS and SERVICES segment revenue was raised by 6.0 percent to EUR 92.1 million while profitability increased. The positive EBIT of EUR 0.6 million was the best result ever achieved in this segment so far.

The PALIFT division managed to consistently stabilise and/or increase output and quality in the first half-year 2007. Measures aimed at increasing efficiency were implemented in a consistent manner and proved successful in particular in the second quarter. The strong European market reinforced management in its goal to achieve a sustainable turnaround this year. After the successful development of assembly services in China, prompt localisation of the procurement of product components will now be essential in order to be able to efficiently utilise the potential of the Asian market in the next five to ten years.

There was a diverging development of TAIL LIFT products in the first half 2007: After a difficult year in 2006, which brought a market decline of approximately 25 percent in Great Britain, the order volume in the first quarter 2007 was encouraging, thanks to annual framework contracts. However, this development was not continued during the second quarter, periods of fine weather in Great Britain contributed to lower revenues from the sale of spare parts. The development in the area of the PALGATE continental European tail lift continued to be tight like in the previous months.

In the RAILWAY business, existing orders were executed successfully during the entire period under review and new projects initiated, which led to a significant plus in revenue as well as a pleasing EBIT development.

In the CRAYLER product area, the strong market position in Germany led to a very satisfactory order intake and revenues as well as improved results in Europe. In North America efforts were hampered by the general decline of the market. Due to the fact that the relocation of assembly was completed, the same results were achieved as in the comparable period of the previous year. The measures to step up local purchasing and on-site developments are expected to be reflected in the results starting from the second half of this year.

In the BISON division output figures were increased and the current investment programme was continued. Despite a slight stabilisation in materials supply, problems with subcontracted supply in this area prevented a further increase in revenues. The success of the BAUMA fair was reflected in a high order intake during the second quarter 2007. The planned serial production of the new TA series will be delayed due to numerous tests that are being required. It will contribute to the implementation of efficiency-increasing potentials at all stages of the value-creation chain.

The SERVICES segment is not only marked by an increase in revenue and earnings but also by the constant expansion of PALFINGER's dealer and service network. The product-oriented services organisation has already been implemented in Europe and further training capacities have been created. In North and South America the further expansion of the service network for the entire region was promoted and an exchange of experience intensified. The establishment of the local services organisation for Asia was successfully started in the second quarter 2007.

Outlook

On the basis of the continuous positive development in terms of new orders, management again expects record revenues and earnings in the 2007 financial year although the growth rates in the next months will have a flatter tendency as compared to the already very strong second half 2006.

The successful implementation of the capacity-raising measures together with a stable materials supply set the framework for the 2007 financial year. The availability of skilled labour at the production sites increasingly poses a material challenge for the required increase in output. In addition, achieving a sustainable turnaround in HYDRAULIC SYSTEMS in the months to come remains an important strategic goal of the Group's management.

EUR '000	Note	30 June 2007	31 Dec 2006	30 June 2006
ASSETS				
Non-current assets				
Property, plant, and equipment	1	126,688	98,130	92,622
Intangible assets		30,275	31,420	32,058
Interests in associated companies	2	10,559	8,054	8,128
Deferred tax assets		15,159	14,043	9,935
Other non-current assets		2,685	2,942	3,437
		185,366	**154,589**	**146,180**
Current assets				
Inventories	3	135,748	114,249	110,938
Receivables and other current assets	4	122,050	104,004	109,335
Current tax receivables		7,258	5,988	4,628
Cash and cash equivalents		18,801	30,536	22,097
		283,857	**254,777**	**246,998**
Total assets		**469,223**	**409,366**	**393,178**
EQUITY AND LIABILITIES				
Equity				
Issued capital [1]		37,135	18,568	18,568
Capital reserves [1]		35,190	53,757	53,757
Retained earnings		190,111	171,034	139,446
IAS 39 reserves		585	776	86
Foreign currency translation reserve		(3,055)	(6,053)	(5,728)
		259,966	**238,082**	**206,129**
Minority interests	5	3,487	3,882	7,234
		263,453	**241,964**	**213,363**
Non-current liabilities				
Non-current financial liabilities		31,156	31,566	35,960
Non-current provisions		15,458	15,426	15,398
Deferred tax liabilities		245	259	64
Other non-current liabilities		4,087	4,174	4,689
		50,946	**51,425**	**56,111**
Current liabilities				
Current financial liabilities		24,751	15,241	12,139
Current provisions [2]	6	16,919	16,402	14,159
Current tax liabilities [2]	6	15,498	8,133	18,503
Other current liabilities [2]	6	97,656	76,201	78,903
		154,824	**115,977**	**123,704**
Total equity and liabilities		**469,223**	**409,366**	**393,178**

1) Capital increase – see Consolidated Statement of Changes in Equity
2) Adaptation of prior year comparable data

Consolidated Income Statement

EUR '000	Note	Apr–June 2007	Apr–June 2006	Jan–June 2007	Jan–June 2006
Revenue	7	**178,196**	**148,896**	**340,592**	**289,004**
Changes in inventories		4,298	(751)	11,322	12,224
Own work capitalised		12	44	36	67
Other operating income		1,654	2,815	3,813	4,586
Materials and services		(96,155)	(77,171)	(185,264)	(160,972)
Staff costs		(34,075)	(29,543)	(68,360)	(60,866)
Depreciation and amortisation expense		(3,749)	(3,543)	(6,983)	(6,762)
Other operating expenses		(23,157)	(19,200)	(44,163)	(38,266)
Earnings before interest and taxes (EBIT)		**27,024**	**21,547**	**50,993**	**39,015**
Income from associated companies		976	832	4,069	1,576
Interest and other financial expenses		(1,571)	(801)	(1,951)	(1,566)
Net financial result		**(595)**	**31**	**2,118**	**10**
Profit before tax		**26,429**	**21,578**	**53,111**	**39,025**
Income tax expense		**(5,934)**	**(4,733)**	**(11,996)**	**(8,818)**
Profit for the period		**20,495**	**16,845**	**41,115**	**30,207**
attributable to					
Minority interests		**906**	**942**	**1,880**	**1,757**
Shareholders of PALFINGER AG (consolidated net profit for the period)		**19,589**	**15,903**	**39,235**	**28,450**

Earnings per share in EUR		
Earnings per share (undiluted and diluted)	1.11	0.81 [1]
Average number of shares outstanding (undiluted and diluted)	35,329,356	35,267,568 [1]

1) Comparable date was adapted acc. to the stock split.

EUR '000	Jan–June 2007	Jan–June 2006
Profit before tax	**53,111**	**39,025**
Cash flows from operating activities	33,000	33,267
Cash flows from investing activities	(33,393)	(6,102)
Free cash flow	1,496	28,339
Cash flow from financing activities	(11,342)	(6,622)
Decrease/increase in funds	**(11,735)**	**20,543**
Funds		
Cash and cash equivalents at beginning of period	30,536	1,554
Cash and cash equivalents at end of period	18,801	22,097
Decrease/increase in funds	**(11,735)**	**20,543**

Consolidated Statement of Changes in Equity

The Annual General Meeting of 28 March 2007 resolved on a profit distribution in the amount of EUR 19,409,000 from the earnings 2006. This corresponds to a dividend of EUR 2.20 (previous year: EUR 1.80) per share prior to the stock split.

The issued share capital of PALFINGER AG was increased by EUR 18,567,500 from previously EUR 18,567,500 to EUR 37,135,000 by means of a conversion of the corresponding partial amount of the appropriated capital reserves recorded in the financial statements as of 31 December 2006 pursuant to the provisions of the (Austrian) "Kapitalberichtigungsgesetz" (Act on Capital Adjustments). According to the resolution passed at the Annual General Meeting of 28 March 2007 no additional no-par-value bearer shares were issued.

As of 29 June 2007 the four-for-one stock split resolved upon at the Annual General Meeting of 28 March 2007 was implemented, resulting in an increase in no-par-value shares from previously 9,283,750 to 37,135,000.

Consolidated Statement of Changes in Equity

EUR '000	Equity attributable to the		
	Issued capital	Capital reserves	Retained earnings
At 1 Jan 2006	**18,568**	**53,757**	**126,647**
Earnings reported during the period under review			
Earnings reported directly in equity			
Earnings-neutral changes in financial instruments	0	0	0
Stock options as per IFRS 2	0	0	102
IAS 19 social capital reserve	0	0	203
Other changes	0	0	0
	0	**0**	**305**
Result for the period	**0**	**0**	**56,603**
	0	**0**	**56,908**
Transactions with shareholders			
Dividends	0	0	(15,862)
Other changes	0	0	3,341
	0	**0**	**(12,521)**
At 31 Dec 2006	**18,568**	**53,757**	**171,034**
At 1 Jan 2007	**18,568**	**53,757**	**171,034**
Earnings reported during the period under review			
Earnings reported directly in equity			
Earnings-neutral changes in financial instruments	0	0	0
Stock options as per IFRS 2	0	0	34
IAS 19 social capital reserve	0	0	0
Other changes	0	0	0
	0	**0**	**34**
Result for the period	**0**	**0**	**39,235**
	0	**0**	**39,269**
Transactions with shareholders			
Dividends	0	0	(19,409)
Capital increase	18,567	(18,567)	0
Other changes	0	0	(783)
	18,567	**(18,567)**	**(20,192)**
At 30 June 2007	**37,135**	**35,190**	**190,111**

shareholders of PALFINGER AG			Minority interests	Equity
IAS 39 reserves	Foreign currency translation reserve	Total		
(1,955)	(4,495)	192,522	5,477	197,999
2,731	0	2,731	0	2,731
0	0	102	0	102
0	0	203	0	203
0	0	0	0	0
2,731	0	3,036	0	3,036
0	0	56,603	3,076	59,679
2,731	0	59,639	3,076	62,715
0	0	(15,862)	(2,800)	(18,662)
0	(1,558)	1,783	(1,871)	(88)
0	(1,558)	(14,079)	(4,671)	(18,750)
776	(6,053)	238,082	3,882	241,964
776	(6,053)	238,082	3,882	241,964
(191)	0	(191)	0	(191)
0	0	34	0	34
0	0	0	0	0
0	0	0	0	0
(191)	0	(157)	0	(157)
0	0	39,235	1,880	41,115
(191)	0	39,078	1,880	40,958
0	0	(19,409)	(2,275)	(21,684)
0	0	0	0	0
0	2,998	2,215	0	2,215
0	2,998	(17,194)	(2,275)	(19,469)
585	(3,055)	259,966	3,487	263,453

Segment Reporting

EUR '000	EUROPE / REST of the WORLD		NORTH / SOUTH AMERICA	
Primary segmentation	**HY1 2007**	**HY1 2006**	**HY1 2007**	**HY1 2006**
Revenue	302,282	255,342	38,310	33,662
EBIT	49,881	38,272	1,112	743

EUR '000	CRANES		HYDRAULIC SYSTEMS / SERVICES	
Secondary segmentation	**HY1 2007**	**HY1 2006**	**HY1 2007**	**HY1 2006**
Revenue	248,467	202,121	92,125	86,883
EBIT	50,419	41,965	574	(2,950)

Notes to the Interim Consolidated Financial Statements

General
PALFINGER AG is a public listed company headquartered in Bergheim / Salzburg, Austria, whose main business activity is the production of innovative hydraulic lifting, loading, and handling solutions along the interfaces of the transport chain.

Reporting Bases
In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2006 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 30 June 2007, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2006 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna.

Changes in Accounting and Valuation Methods
In the consolidated balance sheet, the accruals for current obligations to employees were reclassified from current provisions to other current liabilities. The comparable data from the previous year were also adapted to this new structure. This change in reporting did not have any effect on earnings and did not change equity in the comparison periods. The presentation was changed for the sake of providing comprehensible and clear information.

Scope of Consolidation
The number of companies included in the interim consolidated financial statements has not changed since the last balance sheet date.

Notes to the Consolidated Balance Sheet

(1) Property, Plant, and Equipment

Investments into property, plant, and equipment included primarily capacity-expanding investments and the capitalisation in connection with the financing lease for the Company's aeroplane required according to IAS 17.

(2) Interests in Associated Companies

EUR '000	Jan–June 2007	Jan–Dec 2006
At 1 Jan	**8,054**	**7,921**
Additions	0	70
Proportional results for the period	4,071	2,106
Dividends	(1,566)	(2,043)
At 30 June / 31 Dec	**10,559**	**8,054**

(3) Inventories

EUR '000	30 June 2007	31 Dec 2006
Materials and production supplies	53,180	42,035
Work in progress	25,268	20,294
Finished goods	56,999	50,616
Services rendered, not yet chargeable	0	0
Prepayments	301	1,304
Total	**135,748**	**114,249**

(4) Receivables and Other Current Assets

EUR '000	30 June 2007	31 Dec 2006
Trade receivables	109,154	89,987
Receivables from associated companies	4,393	2,730
Other receivables and assets	6,700	5,405
Deferred assets	1,781	873
Securities	22	5,009
Total	**122,050**	**104,004**

(5) Minority Interests

EUR '000	in %	30 June 2007	31 Dec 2006
Palfinger Industrieanlagen GmbH, Bergheim / Salzburg	5.00%	104	96
Palfinger Europe GmbH, Bergheim / Salzburg	0.03%	45	29
EPSILON Kran GmbH, Bergheim / Salzburg	35.00%	3,273	3,687
Madal Palfinger S.A., Brazil	1.00%	65	70

(6) Other Current Liabilities

As a consequence of the reclassification of the accruals for current obligations to employees from other current provisions to other current liabilities the balance sheet values as of 31 December 2006 changed as follows:

EUR '000	31 Dec 2006	Adjustment	31 Dec 2006 adjusted
Current provisions	32,532	(16,130)	16,402
Current tax liabilities	0	8,133	8,133
Other current liabilities	68,204	7,997	76,201

EUR '000	30 June 2007	31 Dec 2006
Trade payables	69,723	51,253
Liabilities to associated companies	123	6
Prepaid orders	2,056	2,047
Liabilities on accepted bills of exchange	712	598
Other liabilities	24,977	21,806
Deferred income	65	491
Total	**97,656**	**76,201**

Notes to the Consolidated Income Statement

(7) Revenue and Seasonal Differences

The revenues of PALFINGER AG during the financial year spread almost evenly over the four quarters.

Contingent Assets and Liabilities

There were no contingent assets as of 30 June 2007. The contingent liabilities have not changed considerably as compared to 31 December 2006. For further information reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

Stock Options

In 2003, PALFINGER AG implemented a stock option programme for members of the Management Board. For further information on this stock option programme reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

The stock options developed as follows:

Number of options	before stock split	after stock split
At 1 Jan 2007	**38,000**	**152,000**
Options granted in 2007	0	0
Options expired in 2007	0	0
Options exercised in 2007	10,000	40,000
Options lapsed in 2007	0	0
At 30 June 2007	**28,000**	**112,000**

By means of exercise declaration of 2 April 2007, Mr. Wolfgang Anzengruber exercised his option right and had 10,000 shares (before stock split) from the own shares of PALFINGER AG transferred to him for a purchase price of EUR 39.35 per share.

	Number of stock options [1]	Exercise price in EUR [1]	Exercise period [2]	Price of a Bermudan option in EUR [1] [3]	Underlying volatility	Valuation date ("Key Date")	Price at valuation date in EUR [1]
Mr. Schreiner	24,000	3.82	2008	0.25	31.0%	16 Mar 2003	3.11
Mr. Ortner	24,000	5.78	2009	1.77	28.0%	16 Apr 2004	6.93
Mr. Pilz	24,000	5.78	2009	1.77	28.0%	16 Apr 2004	6.93
Mr. Anzengruber	40,000	9.84	2010	3.18	27.1%	13 Apr 2005	11.50

1) after stock split
2) always within 12 weeks after the Annual General Meeting
3) valuation model used at the key date: binomial model

Related Parties
No substantial changes as compared to 31 December 2006 have occurred regarding related parties. Transactions with related parties were made at arm's length. For further information on individual business relationships reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2006.

Subsequent Events
By means of the Merger Agreement of 14 May 2007, Palfinger Industrieanlagen GmbH was merged into PALFINGER AG as the absorbing company with retroactive effect as of 31 December 2006 for the sake of simplifying internal structures. Palfinger Consult AG was compensated for its 5-%-minority interest in Palfinger Industrieanlagen GmbH by being granted shares of corresponding value.
The merger was registered in the Register of Companies on 25 July 2007.

Declaration by the Statutory Representatives

In the opinion of the Management Board, these interim consolidated financial statements as of 30 June 2007 contain all adaptations required in order to present the actual situation as concerns earnings at the date of the interim financial statements. The results for the period ended on 30 June 2007 do not necessarily allow conclusions to the development of future results.

In the course of the preparation of interim consolidated financial statements in accordance with IAS 34, the Management Board has to make assessments, estimates, and assumptions which have an influence on the application of accounting principles within the Group and on the reporting of assets and liabilities as well as income and expenses. The actual values of these amounts might differ from these estimates.

Bergheim / Salzburg, 8 August 2007

The Management Board of PALFINGER AG

Wolfgang Anzengruber m.p.
Eduard Schreiner m.p.

Wolfgang Pilz m.p.
Herbert Ortner m.p.

We have reviewed the attached half-year consolidated balance sheet of PALFINGER AG, Bergheim / Salzburg, Austria, as of 30 June 2007 and the half-year consolidated income statement, the consolidated statement on changes in equity and the consolidated cash flow statement for the half-year ended on this reporting date. The preparation and content of these half-year consolidated financial statements are the responsibility of the Company's Management Board. In addition, it has to be pointed out that the level of exactness required for the preparation of half-year consolidated financial statements is lower than that for annual consolidated financial statements. Our responsibility is to issue a report on these half-year consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. These principles require that we plan and perform the review to obtain a moderate assurance about whether the half-year financial statements are free of material misstatement. A review is limited primarily to the interrogation of employees of the Company and to analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

In the course of the performance of our review, nothing has come to our attention that causes us to believe that the attached half-year consolidated financial statements do not in all material respects fairly present the actual position of the Company in conformity with the International Financial Reporting Standards.

Vienna, 8 August 2007

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Walter Platzer m.p.
Chartered Accountant

HY1 2007	after 4-for-1 stock split	before 4-for-1 stock split
International Securities Identification Number (ISIN)	AT0000758305	AT0000758305
Number of shares issued	37,135,000	9,283,750
Number of own shares	1,805,644	451,411
Price as of 29 June 2007	EUR 40.90	EUR 163.60
Earnings per share (HY1 2007)	EUR 1.11	EUR 4.44
Market capitalisation as of 29 June 2007 (excl. own shares)	EUR 1,444,971,000	EUR 1,444,971,000

PALFINGER AG Share Price


EUR 39.50
200%
180%
160%
140%
120%
100%
80%
2 Jan 2007
30 March 2007
29 June 2007
23 July 2007
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Phone +43 662 4684 ext. 2260, Fax +43 662 4684 ext. 2280
h.roither@palfinger.com, www.palfinger.com

Financial Calendar

8 November 2007	Publication of results for the third quarter 2007
26 February 2008	Balance sheet press conference
26 March 2008	Annual General Meeting
6 May 2008	Publication of results for the first quarter 2008
6 August 2008	Publication of results for the first half 2008
6 November 2008	Publication of results for the third quarter 2008

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the half-year report.
The English translation of the Palfinger report is for convenience. Only the German text is binding.

END

PALFINGER

NGER AG · Franz-Wolfram-Scherer-Strasse 24 · 5101 Bergheim / Salzburg, Austria · www.palfinger.com